UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

AdCare Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00650W300

(CUSIP Number)

Christopher F. Brogdon
Connie B. Brogdon
345 Heards Ferry Road NW
Atlanta, GA 30328-4716
(404) 386-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of  Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page  2  of  6  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Christopher F. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 632,693
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 632,693
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,693
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  3  of  6  Pages

CUSIP No. 00650W300

1.	NAMES OF REPORTING PERSONS Connie B. Brogdon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 632,693
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 632,693
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,693
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page  4  of  6  Pages
Explanatory Note:

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2008 (the “Initial Statement”), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 8, 2008, June 4, 2008, and July 15, 2008, respectively (together, the “Previously Filed Amendments”). This Amendment is being made to disclose the acquisition by the Reporting Persons of additional shares of Common Stock and warrants to purchase Common Stock.  Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement.  Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement or the Previously Filed Amendments.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired beneficial ownership of 10,647 shares of Common Stock and warrants to purchase 68,300 shares of Common Stock for cash in an aggregate amount of $57,446.60 using personal funds available on hand.

Item 5.	Interest in Securities of the Issuer.

(a).-(b).
As of the date of this Amendment, the Reporting Persons held 243,501 shares of Common Stock and warrants to purchase 389,192 shares of Common Stock, which represents approximately 15.2% of the outstanding Common Stock as of August 14, 2008.  The calculation of this percentage is based on 3,786,129 shares of Common Stock outstanding as of August 14, 2008, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 632,693 shares of Common Stock, comprised of (i) 74,694 shares of Common Stock held of record by Mr. Brogdon; (ii) 81,592 shares of Common Stock that may be acquired by Mr. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon at an exercise price of $5.40 per share; (iii) 157,807 shares of Common Stock held of record by Ms. Brogdon; (iv) 202,700 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Ms. Brogdon at an exercise price of $5.40 per share; (v) 11,000 shares of Common Stock held of record by Ms. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act; and (vi) 104,900 shares of Common Stock that may be acquired by Ms. Brogdon upon the exercise of presently exercisable warrants held by Mr. Brogdon as custodian for the benefit of the Reporting Persons’ minor child under the Uniform Gift to Minors Act at an exercise price of $5.40 per share.

The Cover Pages of this Amendment are incorporated herein by reference.

	(c).	The following table sets forth all transactions effected since the filing of the last of the Previously Filed Amendments by the Reporting Persons with respect to the Common Stock.

Page  5  of  6  Pages

Trade Date	Number of Shares or Warrants Purchased	Purchase Price Per Share or Warrant	How Purchase Effected	Reporting Person
7/18/08*	9,300	$0.320	Open market	Ms. Brogdon
7/24/08	122	$2.300	Open market	Ms. Brogdon
7/25/08	300	$2.250	Open market	Ms. Brogdon
7/29/08*	9,900	$0.310	Open market	Ms. Brogdon
7/30/08	400	$2.450	Open market	Ms. Brogdon
7/30/08*	400	$0.310	Open market	Ms. Brogdon
8/6/08	6,000	$2.650	Open market	Ms. Brogdon
8/6/08*	7,000	$0.416	Open market	Ms. Brogdon
8/7/08	2,000	$2.650	Open market	Ms. Brogdon
8/12/08	1,825	$2.400	Open market	Ms. Brogdon
8/12/08*	4,000	$0.500	Open market	Ms. Brogdon
8/13/08*	15,000	$0.500	Open market	Ms. Brogdon
8/14/08*	2,500	$0.500	Open market	Ms. Brogdon
8/15/08*	20,200	$0.500	Open market	Ms. Brogdon

___________________
*           Represents purchase of warrants to purchase shares of Common Stock.

(d).	Not applicable.

(e).	Not applicable.

Page  6  of  6  Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2008
(Date)

/s/ Christopher F. Brogdon
(Signature)

Christopher F. Brogdon

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2008
(Date)

/s/ Connie B. Brogdon
(Signature)

Connie B. Brogdon